Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

February 3, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond A. Be

Re:	Aspiriant Risk-Managed Real Asset Fund File Nos. 333-249821, 811-23616

Dear Mr. Be:

The following responds to the comments you provided via email on December 3, 2020 in connection with your review of a registration statement (the “Registration Statement” filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register the Aspiriant Risk-Managed Real Asset Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

General

1. Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Registrant acknowledges the Staff’s comment.

2. Comment: Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to transactions with certain affiliates.

Response: The Registrant confirms that it has not requested or received exemptive relief. The Registrant further confirms that it does not currently expect to submit any exemptive application or no-action request in connection with the registration statement, including with respect to transactions with certain affiliates.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

3. Comment: We note your filing contemplates a formation transaction with a predecessor Account. Please explain to us the timing, material terms, and mechanics of your formation transaction and how it will be consummated in compliance with the federal securities laws.

Response: Pursuant to the GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006), Global Real Estate Opportunities, LP (the “Predecessor Fund”) will, at the time of the reorganization, transfer its portfolio securities to the Registrant in exchange for shares of the Fund. The Registrant confirms that there will be no consideration, payments, and/or fees made in connection with the reorganization. The Registrant anticipates that as soon as possible after the effective date of the Registrant’s registration statement and contemporaneously with the public offering of its shares (the “Exchange Date”), pursuant to the terms of an Agreement and Plan of Exchange and Reorganization (the “Agreement”) between the Predecessor Fund, a Delaware limited partnership and the Fund, the Fund will acquire substantially all of the assets and liabilities of the Predecessor Fund in exchange for shares of the Fund of equal U.S. dollar value, and the Predecessor Fund will simultaneously distribute on a pro rata basis to the partners of the Predecessor Fund of all of the Fund shares received in exchange for their partnership interests in the Predecessor Fund in liquidation of the Predecessor Fund. Further, the transactions contemplated by the Agreement are intended to qualify as a nontaxable exchange under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), followed by a nontaxable distribution under Section 731 of the Code.

Cover Page

4. Comment: Disclose the date for the Commencement of Operations. We may have further comment.

Response: The Registrant intends to commence operations as soon as possible after the Registration Statement is declared effective and will revise the first sentence of the fourth paragraph of the Cover Page as follows:

Simultaneous with the commencement of the Fund’s operations (“Commencement of Operations”), which is expected to occur on or about [date to be inserted when known], 2021 the Global Real Estate Opportunities, L.P. (the “Predecessor Fund”), reorganized with and transferred substantially all its assets into the Fund.

Prospectus

Performance (page 4)

5. Comment: Explain supplementally why the Predecessor Fund’s performance will not be adjusted to reflect projected Acquired Fund Fees and Expenses.

Response: Acquired Fund Fees and Expenses are included in the Predecessor Fund’s expenses and its performance is net of those and other expenses. Therefore, no additional adjustment is necessary.

Investment Strategies (page 8)

6. Comment: The disclosure indicates that the Cayman Subsidiary will be a controlled foreign corporation (“CFC”). Provide the following disclosure:

a.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response: The Registrant will add the following disclosure to the second paragraph beneath the sub-heading “INVESTMENT STRATEGIES” in the “INVESTMENT OBJECTIVE AND STRATEGIES” section of the Prospectus:

The Fund complies with Section 8 and Section 18 of the Investment Company Act, governing investment policies and capital structure and leverage, respectively, on an aggregate basis with the Subsidiaries.

b.	Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined.

Response: The Registrant confirms that the Investment Manager complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15). The Registrant also confirms that the investment advisory agreements between the Investment Manager and each of the Subsidiaries will be filed with an amendment to the Fund’s Registration Statement. The Registrant will add the following disclosure to the second paragraph beneath the sub-heading “INVESTMENT STRATEGIES” in the “INVESTMENT OBJECTIVE AND STRATEGIES” section of the Prospectus:

The Investment Manager serves as investment adviser to the Cayman Subsidiary and Onshore Subsidiary pursuant to a separate investment advisory agreement with each subsidiary. Although the Subsidiaries are not registered under the Investment Company Act, the Investment Manager complies with provisions of the Investment Company Act relating to investment advisory contracts with respect to the Subsidiaries.

c.	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Response: UMB Bank, n.a. serves as custodian of each of the Subsidiaries’ assets. The Registrant will add the following disclosure to the second paragraph beneath the sub-heading “INVESTMENT STRATEGIES” in the “INVESTMENT OBJECTIVE AND STRATEGIES” section of the Prospectus:

Each of the Subsidiaries complies with Section 17 of the Investment Company Act relating to affiliated transactions and custody.

d.	Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Response: The Registrant confirms that the principal investment strategies and principal risks disclosed in the Prospectus reflect the aggregate operations of the Fund and its Subsidiaries.

e.	Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.

Response: The Registrant confirms that the financial statements of the Subsidiaries will be consolidated with those of the Fund.

f.	Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Registrant confirms that: (1) each of the Subsidiaries’ management fee (including any performance fee), if any, will be included in “Management Fees” and that each of the Subsidiaries’ expenses will be included in “Other Expenses” in the Fund’s Prospectus fee table; (2) each of the Subsidiaries and its board of directors will agree to designate an agent for service of process in the United States; and (3) each of the Subsidiaries and its board of directors will agree to inspection by the staff of its books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Principal Risk Factors (page 8)

7.	Comment: On page 9, two separate risk factors contain captions of “Limited Liquidity; In-Kind Distribution.” Consider reorganizing the risks addressed in these risk factors and appropriately caption them.

Response: The Registrant will revise the sub-heading “REPURCHASE OFFERS; LIMITED LIQUIDITY; IN-KIND DISTRIBUTIONS” on page 9 of the Prospectus as follows:

REPURCHASE OFFERS~~; LIMITED LIQUIDITY; IN-KIND DISTRIBUTIONS~~.

Borrowing; Use of Leverage (page 9)

8.	Comment: Explain what the phrase “to trade notional equity in excess of the equity actually available in their accounts” means in plain English.

Response: The Registrant will revise the fourth sentence beneath the sub-heading “BORROWING, USE OF LEVERAGE” on page 9 of the Prospectus as follows:

The use of leverage increases both risk and profit potential. The Investment Manager may cause the Fund to use various methods to leverage investments, including (i) borrowing, (ii) swap agreements or other derivative instruments, (iii) employing certain Underlying Managers (many of which trade on margin and do not generally need additional capital in order to increase the level of the positions they acquire for it) to trade on the notional value of equity derivatives contracts (which is the value of the shares that are controlled rather than the cost of the transaction) ~~notional equity in excess of the equity actually available in their accounts~~ or (iv) a combination of these methods.

Derivative Instruments (page 9)

9.	Comment: Tailor the disclosure related to the Fund’s derivatives to how the Fund expects to be managed and address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. See Letter to ICI from Barry Miller regarding Derivatives-Related Disclosures by Investment Companies dated July 30, 2010.

Response: The Registrant confirms that the disclosure in the Prospectus regarding the Fund’s expected use of derivatives complies with the Letter to ICI from Barry Miller regarding Derivatives-Related Disclosures by Investment Companies dated July 30, 2010.

Limits of Risk Disclosure (page 17)

10.	Comment: Delete the first sentence of this section. Discuss all of the principal risks to the fund in the Risk Factor section.

Response: The Registrant will replace the first sentence of this section with the following: “The above discussions of the various risks that are associated with the Fund and its Shares and the related discussion of risks in the SAI include the material risks involved with an investment in the Fund of which the Fund is currently aware.”

Global Real Estate Opportunities, L.P. Performance (page 18)

11.	Comment: Please provide the following information supplementally in correspondence:

a.	Describe the background of the predecessor Account, including information about when and why the predecessor Account was created.

Response: The Predecessor Fund commenced operations on January 4, 2007. The Predecessor Fund’s general partner is Advanced Capital Intelligence, LLC, an affiliate of the Investment Manager, and the Predecessor Fund’s investment adviser is the Investment Manager. The Predecessor Fund was created to provide investors qualifying as “Qualified Purchasers” under Section 3(c)(7) of the Investment Company Act with access to a diversified portfolio of top-tier private equity real estate funds and funds of funds that can provide attractive long-term risk-adjusted returns.

b.	State that the adviser for the Fund was the adviser for the predecessor Account for the entire performance period shown. Also, state whether the adviser managed any other Accounts that were materially equivalent to the Fund and whether these other Accounts are being converted to registered companies, and if not, why not? Explain why the predecessor Account was chosen to be registered and if any other materially equivalent Account had lower performance as compared with the predecessor Account.

Response: The Registrant confirms that the Investment Manager was the adviser for the Predecessor Fund for the entire performance period intended to be shown in the Prospectus. The Investment Manager did not manage any other accounts that were materially equivalent to the Predecessor Fund.

c.	State whether the predecessor Account transferred substantially all of its portfolio securities or whether the predecessor Account transferred only a portion of its assets to the newly registered fund. Also state whether a portion of the predecessor fund was redeemed prior to the conversion and, if so, where were the proceeds of that redemption directed.

Response: The Predecessor Fund expects to transfer substantially all of its portfolio securities at the time of transfer to the Fund and does not presently anticipate that any portion of the Predecessor Fund will be redeemed prior to the transfer.

d.	State whether the adviser believes that the predecessor Account could have complied with Subchapter M of the Internal Revenue Code. If a predecessor Account cannot represent that it could have complied with Subchapter M, we may determine that the fund cannot present the predecessor’s performance.

Response: The Investment Manager believes that the Predecessor Fund currently complies with Subchapter M of the Internal Revenue Code. However, the Investment Manager cannot represent that the Predecessor Fund would have complied with Subchapter M for all of the prior periods because it was not monitoring for compliance with Subchapter M.

e.	Describe supplementally whether the predecessor Account made any investment strategy changes to the Account within a one year period prior to the date the registration statement was filed and whether such changes were made in anticipation.

Response: The Registrant confirms supplementally that the Predecessor Fund made no change to its investment strategy since November 3, 2019.

12. Comment: Represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

Response: The Registrant confirms that the Fund has the records necessary to support the calculation of performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

13. Comment: Clarify that the performance is of the Predecessor Fund, rather than a “similarly managed account.”

Response: The Registrant will revise the final sentence of the final paragraph of beneath the heading “GLOBAL REAL ESTATE OPPORTUNITIES, L.P. PERFORMANCE” in the Prospectus as follows:

The prior performance information represents the historical performance for ~~a similarly managed account~~ the Predecessor Fund and is not the Fund’s performance or indicative of the Fund’s future performance.

Investment Management Fee (page 19)

14. Comment: Explain supplementally your basis for excluding fees and expenses of the Fund for a particular quarter when calculating “NAV” for purposes of the Investment Management Fee. Consider whether using the term “NAV” is not misleading in this circumstance. To the extent that excluding certain fees and expenses may increase the advisory fee, that fact should be stated clearly and your disclosure should explain how the advisory agreement defines excludable fees and expenses. In addition, please tell us the policies and procedures in place to determine the appropriateness of excluding certain items and managing such conflicts.

Response: The Registrant confirms that it will not exclude Fund fees and expenses when calculating the Investment Management Fee and will revise the disclosure the Prospectus and SAI as follows:

The Fund pays to the Investment Manager an investment management fee (the “Investment Management Fee”) in consideration of the advisory and other services provided by the Investment Manager to the Fund. Pursuant to the Investment Management Agreement, the Fund pays the Investment Manager a quarterly Investment Management Fee equal to 0.50% on an annualized basis of the Fund’s net assets as of each quarter-end. The Investment Management Fee will be paid to the Investment Manager before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. NAV means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund~~; provided that for purposes of determining the Investment Management Fee payable to the Investment Manager for any quarter, NAV will be calculated prior to any reduction for any fees and expenses of the Fund for that quarter, including, without limitation, the Investment Management Fee payable to the Investment Manager for that quarter~~.

Conflicts of Interest (page 21)

15. Comment: Delete or revise appropriately the phrase “and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.” A provision purporting to waive compliance with the Securities Act of 1933 is void. See Section 14 of the Securities Act.

Response: The Registrant will delete this disclosure as requested.

Credit Facility (page 24)

16. Comment: We note your disclosure that the Fund “may enter into one or more credit agreements.” With a view to disclosure, please advise us of the size, timing and purpose of any intended near- term borrowings. Please consider the need for updated disclosure, including the presentation of interest expense in your fee table.

Response: The Registrant confirms supplementally that it does not anticipate entering into a credit agreement in the near-term.

Statement of Additional Information

Fundamental Policies (page 3)

17. Comment: Disclose the Fund’s fundamental policy with regard to purchasing commodities. See Item 17 of Form N-2.

Response: The Registrant will add the following disclosure as the seventh item in the list beneath the heading “FUNDAMENTAL POLICIES” on page 3 of the Statement of Additional Information:

(7) Invest in commodities and commodity contracts, except that the Fund (i) may purchase and sell non-U.S. currencies, options, swaps, futures and forward contracts, including those related to indexes, options and options on indexes, as well as other financial instruments and contracts that are commodities or commodity contracts, (ii) may also purchase or sell commodities if acquired as a result of ownership of securities or other instruments, (iii) may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts, and (iv) may make such investments as otherwise permitted by the Investment Company Act.

Independent Trustees (page 12)

18. Comment: The occupation column in the table relating to certain trustees does not appear to include all information covering the past 5 years. Please either revise the table to include all occupational information for the past 5 years or explain to us why such information is not necessary (e.g., retirement).

Response: The Registrant confirms that it will revise the information included in the table beneath the sub-heading “Independent Trustees” in the Statement of Additional Information to reflect that Messrs. Lee and Seyferth are retired.

Part C: Other Information

Item 15. Financial Statements and Exhibits

19.	Comment: Please file the finalized exhibits once they are available.

Response: The Registrant confirms that finalized exhibits will be filed when they are available.

Signatures

20.	Comment: Please add signature lines for the required officers and at least a majority of the Funds’ trustees. See Section 6 of the Securities Act.

Response: The Registrant confirms that signature lines for the required officers and at least a majority of the Funds’ trustees will be included in the amendment to the Fund’s Registration Statement.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699.

Sincerely,

/s/ Nancy P. O’Hara
Nancy P. O’Hara

cc:	Jay Williamson, Securities and Exchange Commission